SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 14D-9
Solicitation/Recommendation Statement
under Section 14(d)(4)
of the Securities Exchange Act of 1934

NTS-Properties VII, LTD.
(Name of Subject Company)

NTS-Properties VII, LTD.
(Names of Person Filing Statement)

LIMITED PARTNERSHIP INTERESTS
(Title of Class of Securities)

62942E506
(CUSIP Number of Class of Securities)

J.D. Nichols, Managing General Partner
of
NTS-PROPERTIES ASSOCIATES VII
10172 Linn Station Road
Louisville, Kentucky 40223
(502) 426-4800
(Name, address and telephone number of person authorized to receive
notices and communications on behalf of the persons filing statement)

Copy to:

Mark Borrelli, Esq.
Shefsky & Froelich Ltd.
444 North Michigan Avenue, Suite 2500
Chicago, Illinois 60611
(312) 836-4014

☐   Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Item 1. Subject Company Information.

(a)   The name of the subject company is NTS-Properties VII, Ltd., a Florida limited partnership (the "Partnership"). The Partnership's principal executive offices are located at 10172 Linn Station Road, Louisville, Kentucky 40223 and its telephone number is (502) 426-4800.

(b)   The subject class of equity securities is limited partnership interests in the Partnership (the "Interests"). As of the date of this filing, the Partnership had 552,241 outstanding Interests held by 866 holders of record.

Item 2. Identity and Background of Filing Person.

(a)   The name and business address of the Partnership, which is the person filing this Schedule 14D-9, are set forth in Item 1 above.

(d)   This Schedule 14D-9 relates to a notice sent to limited partners of the Partnership (the "Third-Party Offer to Purchase") by Peachtree Partners (the "Purchaser") offering to purchase Interests at a price of $6.25 per Interest (the "Third-Party Offer").

Item 3. Past Contacts, Transactions, Negotiations and Agreements.

Information contained in Section 11 of the Offer to Purchase dated May 10, 2002 (the "ORIG Offer to Purchase") by ORIG, LLC, a Kentucky limited liability company and affiliate of the Partnership ("ORIG"), included as an exhibit to a Schedule TO filed by ORIG, J.D. Nichols and Brian F. Lavin on May 10, 2002, is incorporated herein by this reference.

Item 4. The Solicitation or Recommendation.

(a)-(b) Information contained in the "Notice to Investors dated September 10, 2002" and included as Exhibit (a)(1)(ii) hereto is incorporated herein by this reference.

(c)   Neither the Partnership, NTS-Properties Associates VII, the Partnership's general partner (the "General Partner"), nor any affiliates of the Partnership or the General Partner intends to tender any Interests pursuant to the Third-Party Offer.

Item 5. Persons/Assets, Retained, Employed, Compensated or Used.

(a)   None.

Item 6. Interest in Securities of the Subject Company.

(b)   Information contained in Section 13 of the ORIG Offer to Purchase is incorporated herein by this reference.

Item 7. Purpose of the Transaction and Plans or Proposals.

(d)(1)   Information contained in Section 1 of the ORIG Offer to Purchase is incorporated herein by this reference.

(d)(2)   Not Applicable.

Item 8. Additional Information.

(b)   None.

Item 9. Material to be Filed as Exhibits.

(a)(1)(i)   Offer to Purchase dated May 10, 2002 (Incorporated by reference to Exhibit (a)(1)(i) to Schedule TO filed by ORIG, J.D. Nichols and Brian F. Lavin on May 10, 2002).

(a)(1)(ii)   Notice to Limited Partners dated September 10, 2002.

(a)(2)   None.

(a)(3)   None.

(a)(4)   None.

(a)(5)   None.

(e)   Section 11 of the ORIG Offer to Purchase dated May 10, 2002 (Incorporated by reference to Exhibit (a)(1)(i) to Schedule TO filed by ORIG, J.D. Nichols and Brian F. Lavin on May 10, 2002).

(g)   None.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: September 10, 2002

NTS-PROPERTIES VII, LTD., a Florida limited partnership

By: NTS-PROPERTIES ASSOCIATES VII

By: /s/ J.D.Nichols_____
        J.D. Nichols, Managing General Partner

EXHIBITS

Exhibit Number	Description
(a)(1)(i)	Offer to Purchase dated May 10, 2002 (Incorporated by reference to Exhibit (a)(1)(i) to Schedule TO filed by ORIG, J.D. Nichols and Brian F. Lavin on May 10, 2002).
(a)(1)(ii)	Notice to Limited Partners dated September 10, 2002.
(a)(2)	None.
(a)(3)	None.
(a)(4)	None.
(a)(5)	None.
(e)	Section 11 of the ORIG Offer to Purchase dated May 10, 2002 (Incorporated by reference to Exhibit (a)(1)(i) to Schedule TO filed by ORIG, J.D. Nichols and Brian F. Lavin on May 10, 2002).
(g)	None.

Notice to Limited Partners dated September 10, 2002

[NTS - PROPERTIES VII LETTERHEAD]

September 10, 2002

Dear NTS-Properties VII Investor:

Peachtree Partners recently sent a notice to limited partners offering to purchase their interests for cash at a purchase price of $6.25 per interest. It appears that the principals of Peachtree Partners are Ira Gaines and Barry Zemel. We have a conflict of interest in connection with the offer by Peachtree Partners because it competes with an offer made by our affiliate, ORIG, LLC. We are therefore remaining neutral and not expressing an opinion regarding the offer by Peachtree Partners. However, we wish to note that the price offered by Peachtree Partners is not currently the highest price offered for interests. ORIG has recently announced its intention to increase the price in its offer to $6.50 per interest, which exceeds the price offered by Peachtree Partners by $0.25 per interest.

Although, as discussed above, we are not expressing an opinion with regard to the offer by Peachtree Partners, we wish to note that appears to be designed to be a "mini-tender," which is an offer made by a party that does not own, and will not own after the tender offer, 5% of a class of the issuer's securities. Mini-tenders are not subject to all of the SEC's rules relating to tender offers, including the requirement that tender offer materials be filed with the SEC, and therefore typically do not provide for the same disclosures and other protections as are required in more highly regulated tender offers. For example, beginning ten days after our general partner learns of the tender offer, any tender made to Peachtree Partners is irrevocable. This means that if you tender interests in the Peachtree Partners offer after this time, you will not be allowed to receive the higher price offered by ORIG, or any higher price which may be offered in any later offers. In addition, Peachtree Partners' offer is subject to amendment or termination without notice at any time. Finally, the offer by Peachtree Partners does not provide any information regarding Peachtree Partners, beyond the names of its principals, or information on any plans or proposals it has relating to NTS-Properties VII.

For further information on ORIG's offer, you should refer to its Offer to Purchase dated May 10, 2002 and the related Letter of Transmittal, each of which were furnished to you previously by ORIG. For further information on the offer by Peachtree Partners, you should refer to its Offer to Purchase.